GILMORE & BELL

816-221-1000 FAX: 816-221-1018 WWW.GILMOREBELL.COM	A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 2405 GRAND BOULEVARD, SUITE 1100 KANSAS CITY, MISSOURI 64108-2521	ST. LOUIS, MISSOURI WICHITA, KANSAS LINCOLN, NEBRASKA

January 12, 2007

VIA EDGAR

Daniel Lee, Esq.
Division of Corporation Finance
Room 4561
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:                                 Epiq Systems, Inc.
Draft Amendment No.2 to Registration Statement on Form S-3
Submitted December 11, 2006
File No. 333-133296

Draft Amendment to Form 10-K for the year ended December 31, 2005
File No. 0-22081

Dear Mr. Lee:

This letter is submitted on behalf of Epiq Systems, Inc. (the “Company”) in response to the comment letter from Barbara C. Jacobs, Assistant Director, dated December 22, 2006, with respect to the above-referenced draft Amendment No. 2 to Registration Statement on Form S-3 and the above-referenced draft Amendment to Form 10-K to be filed by the Company under the Exchange Act.  For ease of reference, each comment has been included followed by the Company’s response to the comment.

We have enclosed supplementally only those portions of the draft Form 10-K/A, Amendment No. 1 (the “Amended 10-K”) that have been changed to reflect the Company’s responses to certain comments in the December 22 comment letter, marked to show changes from the most recent draft of the Amended 10-K submitted to the Staff.  Please be advised that the Company is prepared to file the Amended 10-K, reflecting these additional changes and all prior applicable responses to Staff comments when the Company has been notified by you that Staff has no additional comments on the Amended 10-K.

As you will note, we have not enclosed a mark-up of a suggested form of Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-3 (“Amendment No. 2”).  The only additional changes to the proposed Amendment No. 2 are noted below.  Otherwise, the Amendment No. 2 that the Company plans to file will be substantially identical to that provided in the Company’s December 11 response letter to Staff.  The Company will file the previously submitted Amendment No. 2, with the changes noted below, via EDGAR as soon as the Company has completed the comment process with the Staff relating to the proposed form of the Amended 10-K.

Draft Amendment No. 2 to Registration Statement on Form S-3

1.             Comment:  Please update counsel’s opinion as of a more recent practicable date.

Company Response:   Counsel’s opinion and all dates and share amounts referenced in Amendment No. 2 will be updated using the most recent practicable dates and amounts available in January when Amendment No. 2 is filed, following the filing of the Amended 10-K as described above.

2.                                       Comment:   Please note that effectiveness of your registration statement will be subject to the resolution of your prospective confidential treatment request for your agreement with Bank of America.

Company Response:   We acknowledge that the effectiveness of our registration statement is subject to the resolution of our confidential treatment request with respect to the redacted portions of the letter agreement with Bank of America.  We have today submitted an application for confidential treatment of the confidential portions of that letter agreement to The Secretary of the Commission in accordance with SEC Rule 406 and Rule 24b-2.  At your request, we have included supplementally a copy of that confidential treatment application with enclosures for your review.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page F-3

3.                                       Comment:   We note your response to comment 5 of our letter dated November 9, 2006. We reissue and clarify a portion of the comment.  We note you have added a revenue caption for your case management sales that cannot be separate for Rule 5-03 presentation purposes.  However, we note you have not separately presented a financial statement caption for cost of sales from these case management arrangement fees that cannot be unbundled.  Please tell us your consideration of separately presenting cost of sales from these case management sales pursuant to Rule 5-03(b)(2)(e) of Regulation S-X.

Company Response:   Pursuant to Rule 5-03(b)(2)(e) of Regulation S-X, we will revise our previously issued financial statements to separately state the direct cost of case management bundled software license, software upgrade and postcontract customer support services.  The revised financial statement presentation and related discussion are included in the Amended Form 10-K on pages 29, 33, F-3 and F-38.

Revenue Recognition. page F-9

4.                                       Comment:   We note your response and amended disclosure provided in your Form 10-K/A for the year ended December 31, 2006 in response to comment 7 of our letter dated November 9, 2006 and comment 11 of our letter dated July 13, 2006.  We reissue and clarify a portion of our comment 11 of our letter dated July 13, 2006.  Please provide your policy for recording the direct costs of your trustee and financial institution arrangements, including the three year arrangement you entered into with your primary financial institution in October 2003, or the 2003 Arrangement.  We note from your disclosure on page F-37 of your Form 10-K/A for the year ended December 31, 2005 that it does not appear you have capitalized and deferred any direct costs related to the 2003 Arrangement.  Please clarify why you believe that it is appropriate to expense the direct costs related to the 2003 Arrangement as incurred considering the delivered items cannot be treated as a separate elements for accounting purposes from the undelivered elements in this multiple-element arrangement.  Please tell us why you believe that expensing this type of costs as incurred is consistent with the following concepts of paragraph 4 of ARB 43, Chapter 4, “In accounting for the goods in inventory at any point in time, the major objective is the matching of appropriate costs against revenues in order that there be a proper determination of the realized income.”

Company Response:   In connection with the changes to our revenue recognition policy, we considered the deferral of any direct and incremental costs for the delivered elements that cannot be treated separately for accounting purposes from the undelivered elements in the multiple element arrangement.  Prior to delivery of the final specified software upgrade in the 11th quarter of the contract, we had delivered the following elements that could not be treated separately for accounting purposes:

•                  Software product and license

•                  Specified software upgrades

•                  Special projects

•                  Postcontract customer support

The production costs incurred after the establishment of technological feasibility related to the delivered software product and the delivered software upgrades were capitalized (deferred) and amortized in accordance with FASB Statement No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“FAS 86”).    We have also considered the guidance in paragraph 9 of FAS 86 regarding inventory costs, however, we have determined the inventory costs related to the 2003 Arrangement to be de minimis.

The remaining elements, special projects and postcontract customer support, were services for which revenues were deferred at the time the services were delivered.  As ARB 43, Chapter 4, refers to the matching principle in the context of goods in inventory, or “products”, we based our accounting for the cost of such services on the SEC guidance contained in SAB Topic 13.  SAB Topic 13 limits capitalization of costs to those that strictly satisfy the criteria set forth in FTB 90-1 or Statement 91.  For costs satisfying these criteria, whether to capitalize or expense is a policy decision.  All other costs must be expensed as incurred.  SAB Topic 13 states the following:

SAB Topic 13 A.3.f.

Question 3

Facts: Assume the same facts as in Question 2 above.

Question: Are the initial customer set-up costs incurred by Company A within the scope of SOP 98-5?

Interpretive Response (excerpt):   The staff believes that the incremental direct costs (Statement 91 provides an analogous definition) incurred related to the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. The staff believes the accounting policy chosen for these costs should be disclosed and applied consistently.

The interpretive response to Question 4 provides a similar analysis related to contract acquisition and origination costs.

FTB 90-1 and Statement 91 limit costs that may be capitalized to direct and incremental costs related to set-up and contract origination and acquisition costs.  SAB Topic 13 A.3.f., questions 3 and 4 make clear that the expensing or capitalization of these costs is an accounting policy decision.  The Interpretive Response to question 3 states, in part, “…may be either expensed or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91.”  The Interpretive Response to question 4 states, in part “…the staff generally would not object to an accounting policy that results in the capitalization of costs in accordance with paragraph 6(a) and (b) of Statement 91 or Technical Bulletin 90-1.”  Consistent with SAB Topic 13, we have adopted an accounting policy to expense these costs as incurred.  Both question 3 and question 4 note that registrants should disclose their accounting policy related to these costs.  Accordingly, we have added the following accounting policy note:

Costs related to contract acquisition, origination, and set-ups.

SAB Topic 13 provides guidance that contract acquisition, origination, and set-up costs may be expensed as incurred or capitalized and amortized in accordance with FASB Technical Bulletin No. 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts” or Statement of Financial Accounting Standards No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct costs of Leases.”  We have elected to expense these costs as incurred.

Additionally, we have added, within our revenue recognition policy related to revenue deferred under our 2003 Arrangement, the following disclosure:

“The ongoing costs related to this arrangement were recognized as expense when incurred.”

The revised disclosures are included in the Amended Form 10-K on pages 27 and F-11.

Form 8-K filed on November 14, 2006

Exhibit 99.1

5.                                       Comment:   We note your use of non-GAAP financial measures adjusts your earnings to include revenue that was required to be deferred pursuant to the provisions of SOP 97-2.  Clarify why you believe it is appropriate to report your results by smoothing this deferred revenue into periods that you are not permitted to recognize such revenue (based on compliance with SOP 97-2).  Please tell us why you believe that it is useful to adjust your earnings in this manner when reporting your non-GAAP financial measures.  We refer you to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Company Response:   We are aware of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and the consistent direction from the Commission that Non-GAAP financial measures not be used to “smooth” reported GAAP results.  We have never previously presented any Non-GAAP financial measures in our press releases or other public communications that included any adjustment for deferred revenue.  Without repeating the extended discussions we have had with Staff and the SEC Office of the Chief Accountant (“OCA”) relating to the application of SOP 97-2 to a single contractual arrangement with Bank of America that extended from October 2003 through September 30, 2006, we note that the restatement of our financial statements for that 36 month period was first reflected in our quarterly financial statements for the quarter ended September 30, 2006.

We concluded our discussions with the staff of the OCA relating to the application of SOP 97-2 to the October 2003 arrangement with Bank of America on Monday, November 13.  We had previously filed a Form 12b-25 to extend the filing deadline for our quarterly report for the third quarter until November 14, 2006.  On November 14, 2006, we issued a press release with the first public disclosure of the results of the restatement of certain of our historical audited and unaudited financial statements, which included the Non-GAAP financial measures at issue. On that day, we also filed a Current Report on Form 8-K, which included both Item 2.02 disclosure and Item 4.02 disclosure relating to non-reliance on our previously issued financial statements.   Within this timeframe, we were communicating with the public for the first time certain information relating to the financial statement restatement (without filing the complete restated financial statements, which we are discussing with Staff in this comment letter and response).  The restatement of our financial statements due to the application of SOP 97-2 to the October 2003 arrangement with Bank of America resulted in the deferral of over $66 million of revenue from fourth quarter 2003 through the first quarter of 2006, and the recognition of approximately $60 million of that revenue in second quarter 2006 and the recognition of the balance of approximately $6 million of deferred revenue in third quarter 2006.  That deferral of revenue was first reported to our investor community on November 14, 2006.  As a result of the restatement and the deferral of revenue (and subsequent recognition of a portion of that revenue in the third quarter), our results for the three and nine-month periods ended September 30, 2006, compared to the comparable periods ended September 30, 2005, were exceptional on a GAAP basis.  For example, our GAAP results showed the following:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Total revenue	$39,032	$26,294	$177,746	$76,291
Income before income taxes	4,516	(399)	62,572	(2,944)

We included the Non-GAAP financial measures in the November 14, 2006 press release not in an effort to “smooth” earnings or revenues, but rather to highlight for investors the impact of the change in the accounting treatment pursuant to the provisions of SOP 97-2.  Without that explanation, investors may have concluded that we had a phenomenally successful third quarter, which would have been highly misleading.  In fact, exclusive of the effect of recognition of the deferred revenue, on a Non-GAAP basis revenue increased only slightly and earnings declined for the quarter.  In addition, investors had expectations of company performance consistent with the Non-GAAP financial measures presented since the change in accounting pursuant to the provisions of SOP 97-2 was a new topic and materially significant.  Therefore, providing the Non-GAAP financial measure that adjusted for the deferral and subsequent recognition of revenue associated with the October 2003 arrangement with Bank of America, and providing a reconciliation of that Non-GAAP financial measure to our GAAP results of operations was necessary to assist investors in analyzing the financial results for the third quarter (which give effect to the restatement) to the previously reported financial results (prior to the restatement).  This presentation was important in helping our investor community understand the change in accounting treatment and the impact the change had on the 2006 quarter and year-to-date financial performance of the business.  We would point out that the current period Non-GAAP adjustment had the practical effect of lowering both revenue and earnings in the current periods, so it in no way enhanced current period performance of the business.  Although it is not determinative of the appropriate use of Non-GAAP financial measures, our informal feedback from long-term investors was that they very much appreciated the clarity provided by the Non-GAAP financial measures in the press release and the Form 8-K.

We have never provided Non-GAAP financial measures in the past that adjusted for any other deferred revenue, and we anticipate that we will not do so in the future, other than adjustments in 2007 that will be necessary to provide a clear understanding of the impact of the restatement and the application of SOP 97-2 to the October 2003 arrangement with Bank of America.  While we anticipate a similar presentation of our financial results in our press releases and 8-K’s for calendar year 2007, we do not anticipate that any Non-GAAP financial measures used by us after that time would include any adjustments for deferred revenue items.  Our operating results for 2007 compared to 2006 will be extremely difficult to understand without that Non-GAAP financial presentation due to the deferral of $66 million of revenue through the first quarter of 2006, and the recognition of approximately $60 million of that deferred revenue in the second quarter of 2006 and the recognition of the balance of approximately $6 million in the third quarter of 2006.  This Non-GAAP presentation in the third quarter 2006 press release and in the anticipated 2007 press releases was not done and will not be done to “smooth” results of operations in contradiction of the guidance provided by FAQ No. 8.  Rather, this presentation was used in the most recent press release and will be used in 2007 solely for the purpose of enhancing investor understanding of our financial results and their understanding of the application of SOP 97-2 to the October 2003 arrangement with Bank of America.

*              *              *              *

The Company is prepared to file via EDGAR the Amended 10-K and Amendment No. 2 to the S-3 Registration Statement, and amendments to its periodic filings for the quarters ended March 31, 2006 and June 30, 2006 (to reflect the financial statement restatements previously discussed) after the Company receives confirmation from Staff that all comments have been satisfactorily resolved and after the Company’s request for confidential treatment of portions of the letter agreement with Bank of America has been granted.  The Company is aware that if the Company requests acceleration of the effective date of the pending Registration Statement, it will be required to make certain acknowledgements to the SEC.  The Company is prepared to, and will, make those representations at the time it files its request for acceleration of the Registration Statement.

I will coordinate with you regarding the timing of any request for acceleration subsequent to the filing of Amendment No. 2 to the S-3 Registration Statement.  In the meantime, if Staff has any additional questions, comments or concerns, I would be pleased to discuss those questions comments or concerns by telephone to see if that call could obviate the need for an additional comment letter.  We are available at any time to discuss these responses from Epiq Systems.  Please contact me (816-218-7548) to arrange a time at which we might discuss any other questions or comments Staff may have after reviewing this letter and the enclosed information.

Very truly yours

/s/ Richard M. Wright Jr.

RMW:lcr
Enclosures
cc:           Mr. Chris White